FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 5, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Half-Year Report 2013.

PART I  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2013

TABLE OF CONTENTS

Interim Management Report	2
COMPANY OVERVIEW	3
PRINCIPAL RISKS AND UNCERTAINTIES	4
BUSINESS OVERVIEW	6
RELATED PARTY TRANSACTIONS	12
Management Certification	13
Financial Information	14
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	14
Investor Information	31

Interim Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries.

•
References in this half-year report to “San Faustin” refer to San Faustin S.A. (formerly known as San Faustin N.V.), a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2013 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2012 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers S.c., Réviseur d’enterprises agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements”. Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under “Principal Risks and Uncertainties”, among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2012, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. The global financial and economic crisis, which started in September 2008 and lasted through much of 2009, resulted in a significant decline in oil and gas prices, affected the level of drilling activity and triggered efforts to reduce inventories, adversely affecting demand for our products and services. This had, and to some extent continues to have, a negative impact on our business, revenues, profitability and financial position. The global economy began to recover in the second half of 2009, but the recovery has been slow and uncertain. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. Furthermore, our profitability may be hurt if increases in the cost of raw materials and energy could not be offset by higher selling prices. Although we responded well to the crisis, a new global recession, a recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economical and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends, debt principal or interest, or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

In 2009, Venezuela’s former President Hugo Chávez announced the nationalization of Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has consented to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID, in connection with the nationalization process. In August 2011 and July 2012, respectively, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID seeking adequate and effective compensation for the expropriation of their investments in Matesi and Tavsa and Comsigua. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 13 “Nationalization of Venezuelan Subsidiaries” to our unaudited consolidated condensed interim financial statements included in this half-year report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. For example, in January 2012, through our subsidiary Confab, we acquired a participation in Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital and in May 2012, we acquired all the remaining minority interest in Confab. In addition, in 2012, we decided to build a new seamless mill in Bay City, Texas, the United States. We must necessarily base any assessment of potential acquisitions, investments and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic partnerships, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations may have an adverse impact on our operations in Japan. We are currently discussing the extension of the joint venture agreement, but we cannot guarantee a successful outcome in this negotiation.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2012 we had $1,807 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($771 million). As of December 31, 2012, an impairment test over our investment in Usiminas was performed and, subsequently, the goodwill of such investment was written down by $74 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding the future prices of iron ore let to a reduction in the forecast of long term iron ore prices that affected cash flow expectations. As of December 31, 2012, following the impairment charge, our investment in associated companies in connection with our investment in Usiminas amounted to $347 million. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2012, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2013, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Drilling activity in North America, after stabilizing in the United States during the second quarter of 2013, following an unusually wet spring in Canada, is expected to pick up gradually during the rest of the year supported by the current level of oil prices. In the rest of the world, current oil and gas price levels should continue to support the ongoing expansion in drilling activity in the Middle East and offshore regions.

In the second half of the year, our sales in the Middle East and Africa will continue to show strong year on year growth while our sales in South America will be affected by lower shipments of line pipe in Brazil, reflecting project delays. In the third quarter, our sales will additionally be affected by seasonal effects and a weak industrial sector in Europe while we do not expect to see a pick up in North American sales before the fourth quarter.

Our margins in the third quarter will be affected by a lower level of sales and a less favorable product mix but are expected to recover to current levels in the fourth quarter.

Results of Operations

Unaudited Consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2013		2012
Continuing operations		%		%
Net sales	5,507,575	100.0	5,418,841	100.0
Cost of sales	(3,359,875)	(61.0)	(3,305,809)	(61.0)
Gross profit	2,147,700	39.0	2,113,032	39.0
Selling, general and administrative expenses	(1,004,894)	(18.2)	(930,798)	(17.2)
Other operating income (expense), net	(11,025)	(0.2)	4,853	0.1
Operating income	1,131,781	20.5	1,187,087	21.9
Interest income	12,951	0.2	15,289	0.3
Interest expense	(30,529)	(0.6)	(22,613)	(0.4)
Other financial results	(2,336)	(0.0)	(3,395)	(0.1)
Income before equity in earnings of associated companies and income tax	1,111,867	20.2	1,176,368	21.7
Equity in earnings of associated companies	24,066	0.4	20,131	0.4
Income before income tax	1,135,933	20.6	1,196,499	22.1
Income tax	(283,651)	(5.2)	(292,999)	(5.4)
Income for the period	852,282	15.5	903,500	16.7

Attributable to:
Owners of the parent	842,605	15.3	894,842	16.5
Non-controlling interests	9,677	0.2	8,658	0.2
	852,282	15.5	903,500	16.7

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2013	2012

Current assets	7,028,869	6,987,116
Property, plant and equipment, net	4,536,995	4,434,970
Other non-current assets	4,377,768	4,537,457
Total assets	15,943,632	15,959,543

Current liabilities	2,591,325	2,829,374
Non-current borrowings	423,442	532,407
Deferred tax liabilities	672,918	728,541
Other non-current liabilities	366,094	369,629
Total liabilities	4,053,779	4,459,951

Capital and reserves attributable to the owners of the parent	11,724,417	11,328,031
Non-controlling interests	165,436	171,561
Equity	11,889,853	11,499,592
Total liabilities and equity	15,943,632	15,959,543
Number of shares outstanding(Fa	1,180,536,830	1,180,536,830

Six-month period ended June 30, 2013, compared to six-month period ended June 30, 2012

Summary

Net income attributable to owners of the parent during the first half of 2013 was $843 million, or $0.71 per share ($1.43 per ADS), which compares with $895 million, or $0.76 per share ($1.52 per ADS), in the first half of 2012. Operating income was $1,132 million, or 20.5% of net sales during the first half of 2013, compared to $1,187 million, or 21.9% of net sales during the first half of 2012. Operating income plus depreciation and amortization for the first half of 2013, was $1,429 million, or 25.9% of net sales, compared to $1,463 million, or 27.0% of net sales during the first half of 2012.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2013		2012		Increase / (Decrease)

Tubes	5,107	93%	4,975	92%	3%
Others	400	7%	444	8%	(10%)
Total	5,508	100%	5,419	100%	2%

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,
	2013	2012	Increase / (Decrease)

Seamless	1,334	1,365	(2%)
Welded	576	576	-
Total	1,910	1,941	(2%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2013	2012	Increase / (Decrease)
Net sales
- North America	2,129	2,539	(16%)
- South America	1,247	999	25%
- Europe	486	548	(11%)
- Middle East & Africa	1,026	633	62%
- Far East & Oceania	219	256	(14%)
Total net sales	5,107	4,975	3%
Operating income	1,079	1,118	(4%)
Operating income (% of sales)	21.1%	22.5%

Net sales of tubular products and services increased 3% to $5,107 million in the first half of 2013, compared to $4,975 million in the first half of 2012, reflecting a 4% increase in average selling prices due to a richer mix of products sold, partially offset by a 2% decrease in volumes.

Operating income from tubular products and services decreased 4% to $1,079 million in the first half of 2013, from $1,118 million in the first half of 2012. Despite a 3% increase in net sales, operating income and operating margin decreased because of an increase in selling, general and administrative expenses.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2013	2012	Increase / (Decrease)

Net sales	400	444	(10%)
Operating income	53	69	(23%)
Operating income (% of sales)	13.3%	15.5%

Net sales of other products and services decreased 10% to $400 million in the first half of 2013, compared to $444 million in the first half of 2012, mainly due to lower sales of industrial equipment in Brazil.

Operating income from other products and services decreased 23%, to $53 million in the first half of 2013, compared to $69 million during the first half of 2012, due to a 10% decline in sales and a lower operating margin.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.2% in the first half of 2013 compared to 17.2% in the first half of 2012, mainly due to an increase in provisions for contingencies and doubtful accounts in addition to higher selling expenses associated with a higher share of shipments to the Middle East.

Financial results were a loss of $20 million in the first half of 2013 compared to a loss of $11 million in the same period of 2012. The increase in the financial loss is mainly due to higher interest expenses associated with a higher average debt during the first half of 2013 in comparison with the first half of 2012.

Equity in earnings of associated companies generated a gain of $24 million in the first half of 2013, compared to a gain of $20 million in the first half of 2012. These results were derived mainly from our equity investment in Ternium and Usiminas. Following the conclusion of the investment in Usiminas’s purchase price allocation, results from equity in earnings of associated companies for the first half of 2012 were reduced by $10 million.

Income tax charges amounted to $284 million in the first half of 2013, equivalent to 25.5% of income before equity in earnings of associated companies and income tax, compared to $293 million in the first half of 2012, equivalent to 24.9% of income before equity in earnings of associated companies and income tax.

Income attributable to non-controlling interests amounted to $10 million in the first half of 2013, compared to $9 million in the first half of 2012. Despite the full acquisition of the minorities in Confab in May 2012, income attributable to non-controlling interests remained stable mainly due to higher results at our Japanese subsidiary NKKTubes and at our Nigerian coating services subsidiary, Pipe Coaters Nigeria.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2013	2012

Net cash provided by operating activities	1,174	1,022
Net cash used in investing activities	(809)	(873)
Net cash used in financing activities	(515)	(279)
Decrease in cash and cash equivalents	(150)	(130)

Cash and cash equivalents at the beginning of year	773	815
Effect of exchange rate changes	(17)	8
Decrease in cash and cash equivalents	(150)	(130)
Cash and cash equivalents at period end	606	694

Net cash provided by operations during the first half of 2013 rose to $1,174 million, compared to $1,022 million in the first half of 2012.

Capital expenditures amounted to $364 million in the first half of 2013, compared to $401 million in the first half of 2012.

Following a dividend payment of $354 million in May 2013, our financial position at June 30, 2013, amounted to a net cash position (cash and other current investments less total borrowings) of $214 million, compared with a net debt position of $271 million at December 31, 2012.

MAIN EVENTS OF THE PERIOD

Annual General Meeting and Extraordinary General Meeting of Shareholders

On May 2, 2013, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2012 and the annual accounts as at December 31, 2012, and acknowledged the related management and independent auditors’ reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2012, of $0.43 per share (or $0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS) paid in November 2012. Tenaris paid the balance of the annual dividend in the amount of $0.30 per share ($0.60 per ADS), or approximately $354 million, on May 23, 2013.

The annual general meeting of shareholders approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2013 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers S.c., Réviseur d’entreprises agréé (member firm of PwC International Limited) as Tenaris’s independent auditors for the fiscal year ending December 31, 2013.

CSN Lawsuit Seeking Tender Offer to Minority Holders of Usiminas Ordinary Shares

Tenaris’s Brazilian subsidiary, Confab, was notified in February 2013 of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against this subsidiary and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais, or BRL, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in the offer.

On March 20, 2013, Confab and the other defendants filed their response to the CSN lawsuit. On May 8, 2013 the plaintiffs filed a reply (“réplica”), and on June 12, 2013, Confab and other defendants filed their response thereto (“tréplica”).

Tenaris believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in the unaudited consolidated condensed interim financial statements included in this half-year report.

Appointment of Chief Financial Officer

Effective as of July 1, 2013, Edgardo Carlos has assumed the position of Chief Financial Officer, replacing Ricardo Soler.

Before assuming his current position, Mr. Carlos held several positions in the administration and finance department of Tenaris, among them, economic and financial planning director, administration and finance director for Central America and financial director.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 12 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Management Certification

We confirm, to the best of our knowledge, that:

1.
the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.
the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2013, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer
Paolo Rocca
August 1, 2013

/s/ Edgardo Carlos

Chief Financial Officer
Edgardo Carlos
August 1, 2013

Financial Information

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tenaris S.A.

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of June 30, 2013, and the related consolidated condensed interim statements of income and of comprehensive income for each of the three-month and six-month periods ended June 30, 2013 and 2012, and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended June 30, 2013 and 2012. These consolidated condensed interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board and adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2012, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 21, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed statement of financial position as of December 31, 2012, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

PricewaterhouseCoopers, Société coopérative Represented by	Luxembourg, August 1, 2013

Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2013	2012	2013	2012
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,829,270	2,801,492	5,507,575	5,418,841
Cost of sales	4	(1,714,443)	(1,694,712)	(3,359,875)	(3,305,809)
Gross profit		1,114,827	1,106,780	2,147,700	2,113,032
Selling, general and administrative expenses	5	(529,329)	(486,655)	(1,004,894)	(930,798)
Other operating income (expense), net		(7,302)	761	(11,025)	4,853
Operating income		578,196	620,886	1,131,781	1,187,087
Interest income	6	6,870	5,706	12,951	15,289
Interest expense	6	(16,620)	(12,688)	(30,529)	(22,613)
Other financial results	6	(955)	(16,476)	(2,336)	(3,395)
Income before equity in earnings of associated companies and income tax		567,491	597,428	1,111,867	1,176,368
Equity in earnings of associated companies (1)		11,869	6,168	24,066	20,131
Income before income tax		579,360	603,596	1,135,933	1,196,499
Income tax		(149,795)	(148,325)	(283,651)	(292,999)
Income for the period		429,565	455,271	852,282	903,500
Attributable to:
Owners of the parent		417,828	456,201	842,605	894,842
Non-controlling interests		11,737	(930)	9,677	8,658
		429,565	455,271	852,282	903,500
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.35	0.39	0.71	0.76
Basic and diluted earnings per ADS (U.S. dollars per ADS) (2)		0.71	0.77	1.43	1.52

(1) In connection with the acquisition of Usinas Siderúrgicas de Minas Gerais (“Usiminas”), the Company has completed the purchase price allocation in December 31, 2012. Accordingly, following the provisions of  IFRS 3, the Company has retrospectively adjusted the reported figures as of June 30, 2012, modifying mainly equity in earnings of associated companies by $10.1 million.

(2) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Income for the period	429,565	455,271	852,282	903,500

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(17,990)	(104,018)	(40,811)	(41,512)
Changes in the fair value of derivatives held as cash flow hedges and others	1,981	(21,751)	5,219	(20,436)
Share of other comprehensive income of associates:
- Currency translation adjustment	(52,316)	(76,141)	(47,779)	(92,085)
- Changes in the fair value of derivatives held as cash flow hedges and others	(599)	(931)	1,129	853
Income tax relating to components of other comprehensive income (3)	(8)	(1,149)	679	(1,732)
Other comprehensive loss for the period, net of tax	(68,932)	(203,990)	(81,563)	(154,912)
Total comprehensive income for the period	360,633	251,281	770,719	748,588
Attributable to:
Owners of the parent	348,751	272,016	761,099	746,012
Non-controlling interests	11,882	(20,735)	9,620	2,576
	360,633	251,281	770,719	748,588

 (3) Relates to cash flow hedges and others.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2013		At December 31, 2012
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,536,995		4,434,970
Intangible assets, net	9	3,131,767		3,199,916
Investments in associated companies		929,251		977,011
Other investments		2,552		2,603
Deferred tax assets		192,433		215,867
Receivables		121,765	8,914,763	142,060	8,972,427
Current assets
Inventories		2,697,932		2,985,805
Receivables and prepayments		246,710		260,532
Current tax assets		152,066		175,562
Trade receivables		2,179,089		2,070,778
Available for sale assets	13	21,572		21,572
Other investments		1,113,065		644,409
Cash and cash equivalents		618,435	7,028,869	828,458	6,987,116
Total assets			15,943,632		15,959,543

EQUITY
Capital and reserves attributable to owners of the parent			11,724,417		11,328,031
Non-controlling interests			165,436		171,561
Total equity			11,889,853		11,499,592

LIABILITIES
Non-current liabilities
Borrowings		423,442		532,407
Deferred tax liabilities		672,918		728,541
Other liabilities		292,715		302,444
Provisions		73,379	1,462,454	67,185	1,630,577

Current liabilities
Borrowings		1,093,810		1,211,785
Current tax liabilities		253,805		254,603
Other liabilities		369,299		318,828
Provisions		20,014		26,958
Customer advances		34,342		134,010
Trade payables		820,055	2,591,325	883,190	2,829,374
Total liabilities			4,053,779		4,459,951
Total equity and liabilities			15,943,632		15,959,543

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2012	1,180,537	118,054	609,733	(317,425)	(252,907)	10,050,024	11,388,016	172,310	11,560,326
Effect of adopting IAS 19R	-	-	-	-	(59,985)	-	(59,985)	(749)	(60,734)
Balance at January 1, 2013	1,180,537	118,054	609,733	(317,425)	(312,892)	10,050,024	11,328,031	171,561	11,499,592

Income for the period	-	-	-	-	-	842,605	842,605	9,677	852,282
Currency translation adjustment	-	-	-	(40,754)	-	-	(40,754)	(57)	(40,811)
Hedge reserve, net of tax and others	-	-	-	-	5,898	-	5,898	-	5,898
Share of other comprehensive income of associates	-	-	-	(47,779)	1,129	-	(46,650)	-	(46,650)
Other comprehensive (loss) income for the period	-	-	-	(88,533)	7,027	-	(81,506)	(57)	(81,563)
Total comprehensive income for the period	-	-	-	(88,533)	7,027	842,605	761,099	9,620	770,719
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(18,529)	(372,690)
Balance at June 30, 2013	1,180,537	118,054	609,733	(405,958)	(316,417)	10,538,468	11,724,417	165,436	11,889,853

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943
Effect of adopting IAS 19R	-	-	-	-	(49,522)	-	(49,522)	(685)	(50,207)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	(39,834)	8,799,581	10,456,705	666,031	11,122,736

Income for the period	-	-	-	-	-	894,842	894,842	8,658	903,500
Currency translation adjustment	-	-	-	(34,261)	-	-	(34,261)	(7,251)	(41,512)
Hedge reserve, net of tax	-	-	-	-	(23,256)	-	(23,256)	1,088	(22,168)
Share of other comprehensive income of associates	-	-	-	(92,085)	772	-	(91,313)	81	(91,232)
Other comprehensive loss for the period	-	-	-	(126,346)	(22,484)	-	(148,830)	(6,082)	(154,912)
Total comprehensive income for the period	-	-	-	(126,346)	(22,484)	894,842	746,012	2,576	748,588
Acquisition of non-controlling interests (3)	-	-	-	-	(268,517)	-	(268,517)	(490,022)	(758,539)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(905)	(296,039)
Balance at June 30, 2012	1,180,537	118,054	609,733	(337,712)	(330,835)	9,399,289	10,639,066	177,680	10,816,746

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2013 and 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2012 calculated in accordance with Luxembourg Law are disclosed in Note 10.
(3) See Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2013	2012
Cash flows from operating activities		(Unaudited)
Income for the period		852,282	903,500
Adjustments for:
Depreciation and amortization	8 & 9	296,972	275,884
Income tax accruals less payments		25,021	(105,779)
Equity in earnings of associated companies		(24,066)	(20,131)
Interest accruals less payments, net		(35,021)	(18,256)
Changes in provisions		(917)	(16,557)
Changes in working capital		72,457	51,343
Other, including currency translation adjustment		(12,263)	(47,567)
Net cash provided by operating activities		1,174,465	1,022,437

Cash flows from investing activities
Capital expenditures	8 & 9	(363,559)	(400,926)
Acquisition of associated company	11	-	(504,597)
Proceeds from disposal of property, plant and equipment and intangible assets		6,746	2,915
Dividends received from associated companies		16,127	18,702
Changes in investments in short terms securities		(468,656)	11,367
Net cash used in investing activities		(809,342)	(872,539)

Cash flows from financing activities
Dividends paid		(354,161)	(295,134)
Dividends paid to non-controlling interest in subsidiaries		(18,529)	(905)
Acquisitions of non-controlling interests	11	(7,768)	(758,539)
Proceeds from borrowings		1,220,390	1,214,234
Repayments of borrowings		(1,354,772)	(439,116)
Net cash used in financing activities		(514,840)	(279,460)

Decrease in cash and cash equivalents		(149,717)	(129,562)
Movement in cash and cash equivalents
At the beginning of the period		772,656	815,032
Effect of exchange rate changes		(16,913)	8,242
Decrease in cash and cash equivalents		(149,717)	(129,562)
At June 30,		606,026	693,712

		At June 30,
Cash and cash equivalents		2013	2012
Cash and bank deposits		618,435	742,618
Bank overdrafts		(12,409)	(48,906)
		606,026	693,712

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividends distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Nationalization of Venezuelan subsidiaries

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on August 1, 2013.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2012, except for changes described below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

Accounting pronouncements applicable as from January 1, 2013 and relevant for Tenaris

IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Condensed Interim Statement of Other Comprehensive Income.

IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) was applied retrospectively, as indicated  in the transitional provisions of such IFRS. These changes are related to recognizing in other comprehensive income of the period in which they arise the actuarial gains and losses arising from past experience adjustments and changes in actuarial assumptions. Past-service costs are recognized immediately in the income statement.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

2	Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2013 and relevant for Tenaris (Cont.)

IAS 19 (amended 2011), “Employee benefits” (Cont.)

As from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in associated companies) and $50.2 million ($63.6 million in other long term liabilities net of a deferred income tax of $18.6 million and $5.2 million related to the adoption of IAS 19 in associated companies) for 2012 and 2011, respectively.

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements” and IFRS 12, “Disclosure of interests in other entities”.

The application of these standards did not materially affect the Company’s financial condition or results of operations.

IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. This standard explains how to measure fair value and aims to enhance fair value disclosures.

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See Section III.C. and D. to the Consolidated Financial Statements as of December 31, 2012 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value as of June 30, 2013:

June 30, 2013	Level 1	Level 2	Level 3 (*))	Total
Assets
Cash and cash equivalents	618,435	-	-	618,435
Other investments	633,415	479,650	2,552	1,115,617
Derivatives financial instruments	-	24,554	-	24,554
Available for sale assets	-	-	21,572	21,572
Total	1,251,850	504,204	24,124	1,780,178
Liabilities
Derivatives financial instruments	-	6,122	-	6,122
Total	-	6,122	-	6,122

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 13.

Borrowings are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 101% of its carrying amount including interests accrued as of June 30, 2013. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.2% in the fair value of borrowings as of June 30, 2013. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

3          Segment Information

As explained in Section II.C. of the audited Consolidated Financial Statements for the year ended December 31, 2012, as from September 2012, following the acquisition of the non-controlling interest in Confab, its further delisting  and after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month ended June 30, 2013	Tubes	Other	Total

Management View - Net Sales	5,107,375	360,118	5,467,493
· Sales of energy, surplus raw materials and others	-	40,082	40,082
IFRS - Net Sales	5,107,375	400,200	5,507,575

Management View - Operating income	1,112,813	50,434	1,163,247
· Differences in cost of sales and others	(31,713)	2,844	(28,869)
· Depreciation and amortization	(2,384)	(213)	(2,597)
IFRS - Operating income	1,078,716	53,065	1,131,781
Financial income (expense), net			(19,914)
Income before equity in earnings of associated companies and income tax			1,111,867
Equity in earnings of associated companies			24,066
Income before income tax			1,135,933

Capital expenditures	346,118	17,441	363,559
Depreciation and amortization	287,036	9,936	296,972

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month ended June 30, 2012	Tubes	Other	Total

Management View - Net Sales	4,974,848	405,758	5,380,606
· Sales of energy, surplus raw materials and others	-	38,235	38,235
IFRS - Net Sales	4,974,848	443,993	5,418,841

Management View - Operating income	1,011,739	67,489	1,079,228
· Differences in cost of sales and others	(4,021)	3,889	(132)
· Depreciation and amortization	110,314	(2,323)	107,991
IFRS - Operating income	1,118,032	69,055	1,187,087
Financial income (expense), net			(10,719)
Income before equity in earnings of associated companies and income tax			1,176,368
Equity in earnings of associated companies			20,131
Income before income tax			1,196,499

Capital expenditures	389,718	11,208	400,926
Depreciation and amortization	266,248	9,636	275,884

Net income under Management view amounted to $773.6 million, while under IFRS amounted to $852.3 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investments in associated companies.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

3          Segment Information (Cont.)

Geographical information

	(Unaudited)

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Six-month ended June 30, 2013
Net sales	2,287,402	1,434,293	523,107	1,041,049	221,724	5,507,575
Capital expenditures	114,123	184,600	51,761	2,174	10,901	363,559
Depreciation and amortization	161,994	52,993	65,942	5,260	10,783	296,972

Six-month ended June 30, 2012
Net sales	2,703,754	1,233,801	574,294	646,529	260,463	5,418,841
Capital expenditures	175,405	107,731	106,219	4,446	7,125	400,926
Depreciation and amortization	152,959	52,504	55,925	3,071	11,425	275,884

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Germany, Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Inventories at the beginning of the period	2,985,805	2,806,409

Plus: Charges of the period
Raw materials, energy, consumables and other	1,867,398	2,242,550
Services and fees	206,052	221,487
Labor cost	596,968	631,199
Depreciation of property, plant and equipment	176,895	159,575
Amortization of intangible assets	3,659	3,924
Maintenance expenses	109,172	121,007
Allowance for obsolescence	35,274	24,581
Taxes	2,646	3,766
Other	73,938	76,367
	3,072,002	3,484,456

Less: Inventories at the end of the period	(2,697,932)	(2,985,056)
	3,359,875	3,305,809

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Services and fees	92,971	111,590
Labor cost	293,781	283,056
Depreciation of property, plant and equipment	9,128	6,770
Amortization of intangible assets	107,290	105,615
Commissions, freight and other selling expenses	312,514	283,841
Provisions for contingencies	18,114	1,453
Allowances for doubtful accounts	26,376	(4,196)
Taxes	83,316	76,080
Other	61,404	66,589
	1,004,894	930,798

6           Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2013	2012
	(Unaudited)
Interest income	12,951	15,289
Interest expense	(30,529)	(22,613)
Interest net	(17,578)	(7,324)
Net foreign exchange transaction results	3,953	(11,868)
Foreign exchange derivatives contracts results	3,949	7,513
Other	(10,238)	960
Other financial results	(2,336)	(3,395)
Net financial results	(19,914)	(10,719)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

7           Dividends distribution

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	4,434,970	4,053,653
Currency translation adjustment	(26,719)	(44,949)
Additions	320,348	380,430
Disposals	(6,193)	(6,155)
Increase due to consolidation of joint operations	1,554	-
Transfers	(942)	(887)
Depreciation charge	(186,023)	(166,345)
At June 30,	4,536,995	4,215,747

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

9           Intangible assets, net

(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,199,916	3,375,930
Currency translation adjustment	(800)	(986)
Additions	43,211	20,496
Transfers	942	887
Amortization charge	(110,949)	(109,539)
Disposals	(553)	-
At June 30,	3,131,767	3,286,788

10           Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

Commitments

▪
A Tenaris company is a party to a contract with Nucor corporation under which it committed to purchase Steel Coils on a monthly basis with deliveries starting in July 2013 until December 2015. As of June 30, 2013 the estimated aggregate amount of the contract at current prices is approximately $656 million.

▪
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $73.1 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2012, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2012	22,411,870
Total equity in accordance with Luxembourg law	24,320,194

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2012, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2012, distributable amount under Luxembourg law totals $23.0 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Other income and expenses for the year ended December 31, 2012	(163,720)
Dividends paid	(448,604)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Share premium	609,733
Distributable amount at December 31, 2012 under Luxembourg law	23,021,603

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

11           Other acquisitions

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais (“BRL”) 36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’s total voting capital and 13.8% of Usiminas’s total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 329.4 million ordinary shares representing the majority of Usiminas’s voting rights, is now formed as follows: Nippon Group 47.2%, Ternium/Tenaris Group 42.4%, and CEU 10.4%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

On July 25,  2013,  Usiminas approved its interim accounts as of and for the six months period ended June 30, 2013, which indicate that revenues, post-tax losses from continuing operations and net assets amounted to $3.169 million, $106 million and $7.426 million, respectively. As of June 30, 2013, the Company’s investment in Usiminas, amounted to $315.3 million.

Tenaris Brazilian subsidiary, Confab, was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against this subsidiary and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas's control group, and Confab would have a 17.9% share in the offer. On March 20, 2013, Confab and other defendants filed their response to the CSN lawsuit. On May 8, 2013 the plaintiffs filed a reply (“réplica”), and on   June 12, 2013, Confab and other defendants filed their response thereto (“tréplica”). Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Non controlling interests

During the six-month period ended June 30, 2013, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $7.8 million. In 2012 corresponds mainly to the acquisition of the non-controlling interests in Confab, see Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

12           Related party transactions

As of June 30, 2013:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

12           Related party transactions (Cont.)

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At June 30, 2013, the closing price of the Ternium’s ADSs as quoted on the New York Stock Exchange was $22.63 per ADS, giving Tenaris’s ownership stake a market value of approximately $519.8 million. At June 30, 2013, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $598.4 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2013	2012
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to associated parties	18,192	18,297
	Sales of goods to other related parties	64,192	26,721
	Sales of services to associated parties	8,446	6,707
	Sales of services to other related parties	2,447	2,343
		93,277	54,068
	(b) Purchases of goods and services
	Purchases of goods to associated parties	169,757	210,400
	Purchases of goods to other related parties	6,898	12,048
	Purchases of services to associated parties	39,061	46,721
	Purchases of services to other related parties	50,864	36,357
		266,580	305,526

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2013	2012
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	35,555	64,125
	Receivables from other related parties	34,733	20,389
	Payables to associated parties	(41,610)	(86,379)
	Payables to other related parties	(11,969)	(14,123)
		16,709	(15,988)

	(b) Financial debt
	Borrowings from associated parties	-	(3,909)
	Borrowings from other related parties	(1,589)	(2,212)
		(1,589)	(6,121)

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

13           Nationalization of Venezuelan subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, Decree 6796 was issued, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, Decree 8280 was issued, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. This case was registered by the ICSID on August 27, 2012.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013

13           Nationalization of Venezuelan subsidiaries (Cont.)

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of June 30, 2013 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Edgardo Carlos
Chief Financial Officer

Investor Information

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)
Mercato Telematico Azionario (TEN)
Mercado de Valores de Buenos Aires (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

ADS Depositary Bank
Deutsche Bank
CUSIP No. 88031M019

Internet
www.tenaris.com